UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
A$500,000,000 3.30% Notes due 8 August 2028
Series No. AUD 024-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 6 February 2018

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of A$500,000,000 principal amount of 3.30% Notes due 8 August 2028 (Series No. AUD 024-00-1) (the "Notes") of the Asian Development Bank (the "ADB") under its Australian Dollar Medium Term Note Programme (the "Programme"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum of the ADB's Australian Dollar Medium Term Note Programme dated 21 December 2016 (the "Information Memorandum"), previously filed under a report of the ADB dated 14 July 2017, and in the Pricing Supplement relating to the Notes dated 6 February 2018 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 25 April 2017, was filed under a report of the ADB dated 25 April 2017.

The registrar of the ADB with respect to the Notes is Reserve Bank of Australia, at its office at 65 Martin Place, Sydney NSW 2000, Australia.

Item 2.   Distribution of Obligations

See the Information Memorandum, page 7 and the Pricing Supplement.

As of 6 February 2018, the ADB entered into a Subscription Agreement, filed herewith, with Mizuho Securities Asia Limited (the "Lead Manager and Dealer"), pursuant to which the ADB has agreed to issue and sell, and the Lead Manager and Dealer has agreed to purchase, a principal amount of the Notes aggregating

A$500,000,000 for an issue price of 99.868%, less management and underwriting fees and selling concessions of 0.264%. The Notes will be offered for sale subject to issuance and acceptance by the Lead Manager and Dealer and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 8 February 2018. The Lead Manager and Dealer proposes to offer the Notes to the public at the public offering price of 99.868%.

Item 3.   <u>Distribution Spread</u>

See page 2 of the Pricing Supplement and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Note	99.868%	0.264%	99.604%
Total	A$499,340,000	A$1,320,000	A$498,020,000

Item 4.   <u>Discounts and Commissions to Sub-Underwriters and Dealers</u>

See Item 3.

Item 5.   <u>Other Expenses of Distribution</u>

<u>Item</u>	<u>Amount</u>
Legal Fees...	US$9,500*

*   Asterisk indicates that expense itemized above is an estimate.

Item 6.   <u>Application of Proceeds</u>

See the Information Memorandum, page 13.

Item 7.   <u>Exhibits</u>

(a)   (i)   Information Memorandum of the ADB's Australian Dollar Medium Term Note Programme dated 21 December 2016, previously filed under a report of the ADB dated 14 July 2017.

(ii)   the Second Note Deed Poll in relation to the Programme dated 21 December 2016, previously filed under a report of the ADB dated 14 July 2017.

(iii)   Amended and Restated Programme Agreement relating to the issuance of Notes by the ADB under the Programme dated 21 December 2016, previously filed under a report of the ADB dated 14 July 2017.

(b)   Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)   Subscription Agreement dated 6 February 2018.

(d)   (i)   Information Statement dated 25 April 2017, previously filed under a report of the ADB dated 25 April 2017.

(ii)   Pricing Supplement dated 6 February 2018.

Series No.:   AUD 024-00-1

Tranche No.:   1



ASIAN DEVELOPMENT BANK
Australian Dollar
Medium Term Note Programme

Issue of

A$500,000,000 3.30% Notes due 8 August 2028
("Notes")

This Pricing Supplement (as referred to in the Information Memorandum dated 21 December 2016 ("**Information Memorandum**") and the Deed Poll dated 21 December 2016 in relation to the above Programme) relates to the Tranche of Notes referred to above. The particulars to be specified in relation to such Tranche are as follows.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. The Notes are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

1	Description of Notes:	Notes
2	Issuer:	Asian Development Bank
3	Lead Manager and Dealer:	Mizuho Securities Asia Limited
4	(i) Registrar:	Reserve Bank of Australia
	(ii) Issuing and Paying Agent:	Reserve Bank of Australia
	(iii) Calculation Agent:	Not applicable
5	Type of Issue:	Non-syndicated
6	Currency:	
	- of Denomination:	A$
	- of Payment:	A$
7	Aggregate principal amount of Tranche:	A$500,000,000

8	If interchangeable with existing Series:	Not applicable

9	Issue Date:	8 February 2018

10	(i)	Issue Price:	99.868% of the aggregate principal amount of the Tranche.
	(ii)	Net Proceeds:	A$498,020,000

| 11 | Denomination(s): | A$5,000, subject to the requirement that the amount payable by each person who subscribes for Notes when issued in Australia must be at least A$500,000.

See Condition 4.3 as set out in the Information Memorandum for details of the restrictions on transfer of the Notes. |
|---|---|---|

12	Definition of Business Day:	A day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Sydney.

13 Interest:

	(a)	If Interest bearing:	
	(i)	Interest Rate:	3.30% per annum paid semi-annually in arrear.
	(ii)	Interest Amount:	A$82.50 per Note of A$5,000 denomination, payable on a semi-annual basis.
	(iii)	Interest Payment Dates:	8 February and 8 August of each year, commencing on 8 August 2018 up to and including the Maturity Date.
	(iv)	Interest Period End Dates:	8 February and 8 August of each year, commencing on 8 August 2018 up to and including the Maturity Date, subject to no adjustment.
	(v)	Applicable Business Day Convention:	Following
	-	for Interest Payment Dates:	As above
	-	for Maturity Date:	As above
	-	for Interest Period End Dates:	Not applicable
	-	any other dates:	As above

	(vi)	Day Count Fraction:	RBA Bond Basis
	(vii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
	(viii)	Minimum Interest Rate:	Not applicable
	(ix)	Maximum Interest Rate:	Not applicable
	(x)	Issue Yield:	3.315% (semi-annual compounding)
	(b)	If non-interest bearing:	
	(i)	Amortisation Yield:	Not applicable
	(ii)	Amortisation Yield compounding method for calculation of Amortised Face Amount:	Not applicable
14	Maturity Date:		8 August 2028
15	Maturity Redemption Amount:		Outstanding Principal Amount
16	Early Termination Amount:		Outstanding Principal Amount
17	Listing:		Not applicable
18	Clearing System:		Austraclear System.
			Interests in the Notes may also be traded through Euroclear and Clearstream, Luxembourg as set out on page 11 of the Information Memorandum.
19	Other Conditions:		Not applicable
20	Additional Selling Restrictions:		The Selling Restriction for the United States set out in the Information Memorandum is amended as set out in Schedule 1 to this Pricing Supplement.
21	Foreign Securities Number (ISIN/Common Code/SEDOL):		ISIN: AU3CB0250520 Common Code: 176758775 SEDOL: BD0FYL4
22	Calculation Agent:		Not applicable

| 23 | Recent Developments: | On 6 May 2017, ADB's Board of Governors approved the following with respect to its 2016 reported net loss of U.S.$11.2 million after appropriation of guarantee fees to the special reserve: |

(a) U.S.$14.6 million, representing the adjustment to the loan loss reserve as of 31 December 2016, be added from the net income to the loan loss reserve;

(b) U.S.$513.9 million, representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, for the year ended 31 December 2016, be added from the cumulative revaluation adjustments account to the net income;

(c) U.S.$123.7 million be allocated to the ordinary reserve;

(d) U.S.$259.4 million be allocated to the Asian Development Fund;

(e) U.S.$60.0 million be allocated to the Technical Assistance Special Fund;

(f) U.S.$20.0 million be allocated to the Asia Pacific Disaster Response Fund;

(g) U.S.$15.0 million be allocated to the Climate Change Fund; and

(h) U.S.$10.0 million be allocated to the Regional Cooperation and Integration Fund.

| 24 | U.S. Taxation: | U.S. taxation disclosure is set out in Schedule 2 to this Pricing Supplement. |

CONFIRMED

ASIAN DEVELOPMENT BANK

By: _____

Name: MARIA A. LOMOTAN
Title: Assistant Treasurer
Date: 6 February 2018

SCHEDULE 1

SELLING RESTRICTION

The following selling restriction set out in the Information Memorandum is amended as follows:

United States

The selling restriction for the United States is deleted and replaced with the following:

"United States of America

Under the provisions of Section 11(a) of the Asian Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended."

SCHEDULE 2

U.S. TAXATION

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a Note that is a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the Note (a "**United States holder**"). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect). Unless otherwise stated, this summary deals only with United States holders who acquire the Notes as part of the initial offering of the Notes at their issue price and who will hold Notes as capital assets. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction, or persons that have a "functional currency" other than the U.S. dollar.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that acquires or holds the Notes should consult its own tax advisers.

Under recently enacted legislation, United States holders that use an accrual method of accounting for tax purposes ("**accrual method holders**") generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the "**book/tax conformity rule**"). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described below, although it is not clear to what types of income the book/tax conformity rule applies. This rule generally is effective for tax years beginning after December 31, 2017. Accrual method holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.

Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of U.S. federal alternative minimum, estate and gift tax laws, U.S. state, local, foreign or other tax laws.

Payments of Interest

Payments of interest on a Note will be taxable to a United States holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with the United States holder's method of tax accounting). The amount of interest income realized by a United States holder that uses the cash method of tax accounting will be the U.S. dollar value of the Australian dollar payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. A United States holder that uses the accrual method of accounting for tax purposes will accrue interest income on the Note in Australian dollars and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the United States holder's taxable year), or, at the accrual basis United States holder's election, at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year), or at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period. A United States holder that makes such election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service (the "**IRS**"). A United States holder that uses the accrual method of accounting for tax purposes will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the Note.

Purchase, Sale and Retirement of Notes

A United States holder's tax basis in a Note generally will equal the cost of such Note to such holder. The cost of such Note to a United States holder will generally be the U.S. dollar value of the Australian dollar purchase price on the date of purchase. The conversion of U.S. dollars to Australian dollars and the immediate use of the Australian dollars to purchase a Note generally will not result in taxable gain or loss for a United States holder.

Upon the sale, exchange or retirement of a Note, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any amounts attributable to accrued but unpaid interest not previously included in income, which will be taxable as such) and the United States holder's tax basis in such Note. The amount realized will generally be the U.S. dollar value of the Australian dollars received calculated at the exchange rate in effect on the date the Note is disposed of or retired.

Subject to the foreign currency rules discussed below, gain or loss recognized by a United States holder generally will be long-term capital gain or loss if the United States holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a United States holder on the sale, exchange or retirement of a Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which the holder held such Note. This foreign currency gain or loss will not be treated as an adjustment to interest income received on the Notes.

Reportable Transactions

A United States holder that participates in a "reportable transaction" will be required to disclose its participation to the IRS. The scope and application of these rules is not entirely clear. A U.S. holder may be required to treat a foreign currency exchange loss relating to a Note as a reportable transaction if the loss exceeds US$50,000 in a single taxable year if the United States holder is an individual or trust, or higher amounts for other United States holders. In the event the acquisition, ownership or disposition of a Note constitutes participation in a "reportable transaction" for purposes of these rules, a United States holder will be required to disclose its investment to the IRS, currently on Form 8886. Prospective purchasers should consult their tax advisors regarding the application of these rules to the acquisition, ownership or disposition of Notes.

Specified Foreign Financial Assets

Individual United States holders that own "specified foreign financial assets" with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. United States holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the Notes, including the application of the rules to their particular circumstances.

Non-United States Holders

The IRS has ruled to the effect that interest paid to a non-resident alien individual or to a foreign corporation on securities issued by ADB is not subject to United States federal income tax, including withholding tax, except that, absent any special statutory or treaty exemption, (i) such interest, when derived by such non-resident alien individual or foreign corporation in the active conduct of a banking, financing or similar business within the United States or when received by a corporation the principal business of which is trading in stock or securities for its own account, is subject to United States federal income tax if such interest is attributable to an office or fixed place of business of such person within the United States and certain other conditions exist, and (ii) a foreign corporation which is an insurance company carrying on a United States insurance business is subject to United States federal income tax on interest on securities of ADB if such interest is attributable to its United States business.

The IRS also has ruled to the effect that (i) interest paid by ADB on its obligations constitutes income from sources without the United States and (ii) unless a death tax convention provides otherwise, debt obligations of ADB for purposes of the United States federal estate tax are deemed to be situated outside the United States and are not includible in the gross estate of a non-resident of the United States who was not a citizen of the United States. The Tax Reform Act of 1986 and subsequent legislation amended the Internal Revenue Code of 1954, under which the previous rulings were issued. ADB has been advised by its United States tax counsel that these amendments will not affect the IRS rulings described above.

The gain realized on any sale or exchange of the Notes by a holder that is not a United States holder will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

The United States imposes reporting requirements, and in limited circumstances, backup withholding requirements, with respect to certain payments of principal and interest on debt obligations. Regulations issued by the IRS confirm that such reporting requirements do not apply to payments on the Notes made by ADB. Brokers, trustees, custodians and certain other middlemen will be subject to the reporting and backup withholding requirements with respect to payments received by them on, or proceeds realized on the disposition of, Notes held by certain United States holders. Foreign persons receiving payments on the Notes or disposing of Notes may be required to establish their status as such in order to avoid the filing of information returns by such middlemen, or the backup withholding of tax by such middlemen, in respect of such payments.



Subscription Agreement

Dated   6 February 2018

In relation to the
A$500,000,000 3.30% Notes due 8 August 2028

Asian Development Bank ("**Issuer**")

Mizuho Securities Asia Limited ("**Lead Manager and Dealer**")

King & Wood Mallesons
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney   NSW   2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.kwm.com

Details

Interpretation - Definitions are at the end of this agreement.

Parties	**Issuer** and **Lead Manager and Dealer** as described below.	
Issuer	Name	**Asian Development Bank**
	Address	6 ADB Avenue Mandaluyong City 1550 Metro Manila Philippines
	Fax	+632 632 4120
	Telephone	+632 632 4444
	Attention	Assistant Treasurer, Funding Division, Treasury Department
Lead Manager and Dealer	Name	**Mizuho Securities Asia Limited**
	Address	14-15/F., K11 Atelier 18 Salisbury Road Tsim Sha Tsui, Kowloon Hong Kong
	Fax	+852 2685 2410
	Telephone	+852 2685 2000
	Attention	Debt Syndication
Programme Agreement	Programme Agreement dated 13 February 2006 (as amended by a Supplemental Programme Agreement dated 20 November 2006 and as amended and restated on 21 December 2016) in relation to the Australian Dollar Medium Term Note Programme of Asian Development Bank	
Governing law	New South Wales	
Notes to be subscribed for	A$500,000,000 3.30% Notes due 8 August 2028 ("**Notes**")	
Date of Subscription Agreement	6 February 2018	

General terms

Interpretation - Definitions are at the end of this agreement before the schedules.

---

1 Appointment of Dealer

In accordance with clause 13 ("Dealer appointment and termination") of the Programme Agreement, the Issuer appoints Mizuho Securities Asia Limited ("**Mizuho**") to act as a Lead Manager and Dealer in respect of the Notes on the terms set out in the Programme Agreement. The Lead Manager and Dealer agrees to perform and comply with all duties and obligations expressed to be assumed by a Lead Manager and a Dealer under the Programme Agreement in respect of the Notes. The Lead Manager and Dealer acknowledges that such appointment will terminate upon the issue of the Notes, but without prejudice to any rights, duties or obligations of the Lead Manager and Dealer that have arisen prior to such termination.

---

2 Acknowledgments by Lead Manager and Dealer

The Lead Manager and Dealer acknowledges that it has received:

(a)   a copy of the Programme Agreement; and

(b)   copies of the Information Memorandum for the Notes.

---

3 Subscription

3.1 Subscription

On 8 February 2018 or any other date as is agreed between the Issuer and the Lead Manager and Dealer ("**Issue Date**"):

(a)   the Issuer agrees to issue and sell the Notes in accordance with this agreement and the Programme Agreement; and

(b)   the Lead Manager and Dealer agrees to subscribe for the Notes specified below by paying the Purchase Price for those Notes as set out against its name in immediately available funds.

Name of Dealer	Principal Amount of Notes to be Subscribed	Purchase Price
Mizuho	A$500,000,000	A$498,020,000
Total	**A$500,000,000**	**A$498,020,000**

If the Lead Manager and Dealer becomes insolvent or otherwise unable to perform its obligations on or before the Issue Date, the Issuer need not issue the Notes to the Lead Manager and Dealer and the Lead Manager and Dealer need not pay the Issuer the Purchase Price attributable to the Notes.

3.2 Pricing Supplement

The Issuer confirms that it has signed a pricing supplement ("**Pricing Supplement**") dated 6 February 2018 in connection with the issue of the Notes.

3.3 Authority to distribute

The Issuer authorises the Lead Manager and Dealer to distribute copies of the following documents in connection with the offering and sale of the Notes in accordance with the Programme Agreement:

(a)   the Information Memorandum for the Notes;

(b)   the Pricing Supplement; and

(c)   any other documents prepared and approved by the Issuer in connection with the Programme and the issue of the Notes.

3.4 Obligations - individual and independent

Except as expressly provided in this agreement, the obligations of the Issuer and the Lead Manager and Dealer under this agreement are individual and independent and:

(a)   the failure of one of them to comply with its obligations under this agreement does not relieve the other of any of its respective obligations;

(b)   neither of them is responsible for the failure of the other to comply with its obligations under this agreement; and

(c)   each of them may separately enforce its rights against the other.

4 Programme Agreement

For the purposes of the Programme Agreement:

(a)   the Notes are Notes as defined in the Programme Agreement;

(b)   this agreement is a Subscription Agreement;

(c)   the Lead Manager and Dealer is a Dealer on the terms set out in the Programme Agreement; and

(d)   the Lead Manager and Dealer accepts its appointment as a Lead Manager on the terms set out in the Programme Agreement.

5 Procedures

The Lead Manager and Dealer acknowledges that the issue of Notes under this agreement is a Non-Syndicated Issue of Notes, and that clause 3 ("Procedures for offer and acceptance of Notes") of the Programme Agreement relating to a Non-Syndicated Issue applies to Notes issued under this agreement.

6 Conditions precedent

6.1 Acknowledgment

The Issuer acknowledges that the Lead Manager and Dealer's obligations to subscribe and pay for the Notes on the Issue Date are subject to the satisfaction of the conditions precedent set out in clause 2.2 ("Conditions to each issue") of the Programme Agreement.

6.2 Termination

If any of the conditions in clause 2.2 ("Conditions to each issue") of the Programme Agreement are not satisfied or waived by the Issue Date, the Lead Manager and Dealer may terminate this agreement and the Lead Manager and Dealer is released from its obligations under it.

7 Fees

The Issuer agrees to pay the Lead Manager and Dealer on the Issue Date a dealer fee of 0.264% of the principal amount of the Notes (being A$1,320,000).

The Issuer shall pay such fee by accepting the Purchase Price for the Notes which is calculated to include a deduction of such fee. The obligation of the Issuer under this clause is subject to this agreement not having been terminated under clause 6.2 ("Termination").

8 Costs

Unless otherwise agreed, each party agrees to pay its own Costs in connection with the negotiation, preparation and execution of this agreement.

For the avoidance of doubt, the Lead Manager and Dealer agrees to pay the fees of King & Wood Mallesons for acting as Dealer's counsel with regard to the issue of the Notes and the fees of Cleary Gottlieb Steen & Hamilton LLP for acting as Issuer's counsel with regard to the issue of the Notes.

9 Notices

Clause 16 ("Notices") of the Programme Agreement applies to this agreement and in the case of Mizuho, care of the details set out in the Details.

10 Counterparts

This agreement may consist of a number of copies, each signed by one or more parties to the agreement. If so, the signed copies are treated as making up the one document.

11 Governing law

This agreement is governed by the law in force in the place specified in the Details and the parties submit to the non-exclusive jurisdiction of the courts of that place, provided however, that, in accordance with Article 50, paragraph 2 of the Charter, no action shall be brought against the Issuer by any member of the Issuer, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from an agency or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of the Issuer shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Issuer.

12 Non-waiver of privileges and immunities of the Issuer

Nothing in this agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Issuer under the Agreement Establishing the Asian Development Bank, or applicable law or international law.

13 Interpretation

13.1 Interpretation and definitions

The "Interpretation" clause of the Programme Agreement applies to this agreement as if it was fully set out in this agreement except these meanings apply unless the contrary intention appears:

Details means the section of this agreement headed "Details";

Lead Manager and Dealer means the person so described in the Details;

Notes means the notes to be subscribed for under this agreement as set out in the Details;

Programme Agreement means the agreement so described in the Details; and

Purchase Price means, in respect of a Note, the purchase price of that Note set out in clause 3.1 ("Subscription").

13.2 Inconsistency with Programme Agreement

This agreement prevails to the extent it is inconsistent with the Programme Agreement.

EXECUTED as an agreement

ISSUER

SIGNED by Maria A. Lomotan for

ASIAN DEVELOPMENT BANK

MARIA A. LOMOTAN
Assistant Treasurer

LEAD MANAGER AND DEALER

SIGNED by   )
)
for **MIZUHO SECURITIES ASIA LIMITED** as   )
its authorised signatory:)
)
)
)
)   By executing this agreement the authorised
)   signatory states that the authorised
)   signatory has received no notice of
)   revocation of the authorisation to sign